ADVISORS SERIES TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of June 21, 2011, by and between ADVISORS SERIES TRUST, a Delaware statutory trust (the “Trust”), on behalf of each series listed in Appendix A as attached hereto, each a series of the Trust, and the investment adviser of the Fund(s), Strategic Income Management, LLC (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund(s) pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated June 21, 2011 (the “Investment Advisory Agreement”); and

WHEREAS, each Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.      Limit on Operating Expenses.  The Adviser hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amounts listed in Appendix A (the “Maximum Annual Operating Expense Limit”) with respect to each Fund and each Class.  In the event that the current Operating Expenses, as accrued each month, exceed its Maximum Annual Operating Expense Limit, the Adviser will pay to the Fund Class, on a monthly basis, the excess expense (the “Excess Amount”) within 30 days of being notified that an excess expense payment is due.

2.      Definition.  For purposes of this Agreement, the term “Operating Expenses,” with respect to a Fund and Class, is defined to include all expenses necessary or appropriate for the operation of a Fund, including the Adviser’s Investment Advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, acquired fund fees and expenses, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3.      Method of Computation.  To determine the Adviser’s liability with respect to the Excess Amount, the Operating Expenses accrued for each Fund in the current month shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceed the Maximum Annual Operating Expense Limit of such Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Maximum Annual Operating Expense Limit.  If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Adviser will also remit to the appropriate Fund or Funds an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

3.1. Year-End Adjustment.  If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser with respect to the previous fiscal year shall equal the Excess Amount.

4.       Reimbursement of Fee Waivers and Expense Reimbursements.

4.1.           Reimbursement.  If in any year in which the Advisory Agreement is still in effect and the estimated aggregate Fund Operating Expenses of such Fund for the fiscal year are less than the Maximum Annual Operating Expense Limit for that year, the Adviser shall be entitled to reimbursement by the Fund, in whole or in part as provided below, of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Fund(s) pursuant to this Agreement or the Investment Advisory Agreement. The total amount of reimbursement to which the Adviser may be entitled ("Reimbursement Amount") shall equal, at any time, the sum of all investment advisory fees previously waived or reduced by the Adviser and all other payments remitted by the Adviser to the Fund(s), during any of the previous three (3) fiscal years, less any reimbursement previously paid by the Fund(s) to the Adviser, pursuant to this Section 4.

4.2.           Method of Computation. To determine each Fund’s accrual, if any, to reimburse the Adviser for the Reimbursement Amount, each month the Operating Expenses of each Fund shall be annualized as of the last day of the month. If the annualized Operating Expenses of a Fund for any month are less than the Maximum Annual Operating Expense Limit of such Fund, the Fund shall pay the Adviser a sufficient amount to increase the annualized Fund Operating Expenses of that Fund to an amount no greater than the Maximum Annual Operating Expense Limit of that Fund, provided that such amount paid to the Adviser will in no event exceed the total Reimbursement Amount.

4.3.           Payment and Year-End Adjustment.  Amounts accrued pursuant to this Agreement shall be payable to the Adviser as of the last day of each month. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Operating Expenses of a Fund for the prior fiscal year (including any reimbursement payments hereunder with respect to such fiscal year) do not exceed the Maximum Annual Operating Expense Limit.

5.      Term.  This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for a period of not less than one year, unless sooner terminated as provided in Paragraph 6 of this Agreement.

6.      Termination.  This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Funds, upon sixty (60) days’ written notice to the Adviser.  This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld.  This Agreement will automatically terminate, with respect to each Fund listed in Appendix A, if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund.

7.      Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

8.      Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

9.      Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

ADVISORS SERIES TRUST	STRATEGIC INCOME MANAGEMENT, LLC

By: /s/ Douglas G. Hess	By: /s/ Randall L. Yoakum

Print Name: Douglas G. Hess	Print Name: Randall L. Yoakum

Title: President	Title: Chief Executive Officer

Appendix A

Fund and Share Class	Maximum Annual Operating Expense Limit
SiM Dynamic Allocation Diversified Income Fund
Class A	1.35%
Class C	2.10%
Class I	1.10%
SiM Dynamic Allocation Balanced Income Fund
Class A	1.35%
Class C	2.10%
Class I	1.10%
SiM Dynamic Allocation Equity Income Fund
Class A	1.35%
Class C	2.10%
Class I	1.10%